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                            February 10, 2023

       Kenneth Myszkowski
       Chief Financial Officer
       Arrowhead Pharmaceuticals, Inc.
       177 E. Colorado Blvd, Suite 700
       Pasadena, California 91105

                                                        Re: Arrowhead
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Filed November 28,
2022
                                                            File No. 001-38042

       Dear Kenneth Myszkowski:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations - Revenue, page 60

   1. Given the multiple collaboration and license agreements to which you are a party and the fact that to-date your
revenues have been limited to upfront and milestone payments related to these
agreements, please consider revising your future filings to provide a tabular summary which
disaggregates your revenue by collaborative partner.
       Notes to Consolidated Financial Statements
       Note 2. Collaboration and License Agreements
       Joint Venture and License Agreement with Visirna Therapeutics, Inc., page F-18

   2. Please provide us with the following as it relates to your Joint Venture and License
                                                        Agreement with Visirna
Therapeutics:
                                                            Provide your
analysis under ASC 810 supporting your conclusions that (a) Visirna
 Kenneth Myszkowski
Arrowhead Pharmaceuticals, Inc.
February 10, 2023
Page 2
              meets the definition of a variable interest entity and (b) that you are the primary beneficiary.
                Explain the factors that you considered in concluding that Visirna meets the definition of a business.
                Provide us with more details as to how this joint venture was capitalized. In this regard, you disclose that you entered into a Share Purchase Agreement whereby you acquired a majority stake in Visirna as partial consideration for the License
              Agreement. You also disclose that Vivo Capital acquired a minority stake in exchange for $60 million in initial capital. Clarify how this ties into your Statement of Stockholders' Equity on page F-7, whereby it appears that the $60 million investment provided by Vivo was allocated between APIC ($39.8 million) and Non-
              controlling Interest ($20.2 million).
                Provide us with copies of both the Visirna License Agreement and Share Purchase
              Agreement to assist us with our analysis. In addition, explain your consideration of filing these agreements as exhibits.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



FirstName LastNameKenneth Myszkowski                           Sincerely,
Comapany NameArrowhead Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
February 10, 2023 Page 2                                       Office of Life
Sciences
FirstName LastName